SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
______

SCHEDULE TO
(Rule 13e-4)

(Amendment No. 3)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
______

CIENA Corporation
(Name of Subject Company (Issuer) and Name of Filing Person (Offeror))

______

Options to Purchase Common Stock, Par Value $.01 Per Share,
Having an Exercise Price Greater Than $12.00 Per Share,
Under the Third Amended and Restated 1994
Stock Option Plan, the 1999 Non-Officer
Stock Option Plan and the
Cyras Systems, Inc. 1998
Stock Plan
(Title of Class of Securities)
______

171779 10 1
(CUSIP Number of Class of Securities (Underlying Common Stock, Par Value $.01 Per Share))
______

Russell B. Stevenson, Jr.
Senior Vice President, General Counsel and Secretary
CIENA Corporation
1201 Winterson Road
Linthicum, MD 21090
(410) 865-8500
(Name, address, and telephone number of person authorized
to receive notices and communications on behalf of filing person)
______

Copy to:

Michael J. Silver
Amy Bowerman Freed
Hogan & Hartson L.L.P.
111 South Calvert Street
Baltimore, MD 21202
(410) 659-2700
______

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$201,667,544.10	$18,553.41

______

*Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 26,710,933 shares of common stock of CIENA Corporation, 25,992,648 of which were included in the Schedule TO-I filed on April 17, 2002 and 718, 285 of which are added on this Amendment No. 1 having an aggregate value of $201,667,544.10 as of April 12, 2002 will be exchanged pursuant to this offer. Such options include options granted since October 16, 2001, which option holders participating in the exchange must tender in the offer to the extent that the exercise prices of those options are lower than the lowest exercise prices of any other options tendered by the option holder. The aggregate value of such options was calculated based on the Black-Scholes option pricing model.

** Previously paid

[  ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:
Form or Registration No.:
Filing Party:
Date Filed:

[  ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[  ] third-party tender offer subject to Rule 14d-1
[X] issuer tender offer subject to Rule 13c-4
[  ] going-private transaction subject to Rule 13e-3
[  ] amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ X]

     This Amendment No. 3 and Final Amendment to Tender Offer Statement on Schedule TO reports the results of the offer by CIENA Corporation, a Delaware corporation (the “Company”) to exchange options outstanding under the Third Amended and Restated 1994 Stock Option Plan (the “1994 Plan”), the 1999 Non-Officer Stock Option Plan (the “1999 Plan”) and the Cyras Systems, Inc. 1998 Stock Plan (the “Cyras Plan”) held by eligible employees to purchase shares of the Company’s common stock, par value $.01 per share (the “Common Stock”), having an exercise price greater than $12 per share (the “Options”) for new options (the “New Options”) to purchase shares of the Common Stock to be granted under the 1999 Plan for tendered options granted under the 1999 Plan and the 1994 Plan and under the Cyras Plan for tendered options granted under the Cyras Plan (the “Option Shares”), upon the terms and subject to the conditions described in the Offer to Exchange and the related Letter of Transmittal.

ITEM 4. TERMS OF THE TRANSACTION

Items 4 of the Schedule TO is hereby amended and supplemented as follows:

The offer made by the Company pursuant to the Schedule TO expired on Friday, May 17, 2002. The Company has accepted for exchange pursuant to the offer Options to purchase 15,136,731 shares of Common Stock of the Company. Subject to the terms and conditions of the offer, the Company will grant New Options to purchase an aggregate of 7,659,966 shares of Common Stock in exchange for such tendered Options. The Company will promptly send each option holder whose Options have been accepted for exchange a letter, substantially in the form of Exhibit (a)(10) to the initial Schedule TO, indicating the number of shares subject to the Options that have been accepted for exchange and the corresponding number of shares of Common Stock that will be subject to the New Options.

ITEM 12. EXHIBITS.

(a)(1)**	Offer to Exchange, dated April 17, 2002.
(a)(2)**	Form of Letter of Transmittal.
(a)(3)**	Form of Announcement to Employees.
(a)(4)**	Form of Initial Letter to Eligible Option Holders.
(a)(5)**	Form of Summary of Outstanding Options Letter.
(a)(6)*	Form of Confirmation Letter to Eligible Option Holders.

(a)(7)*	Form of Reminder Letter to Eligible Option Holders.
(a)(8)**	Form of FAQ’s for Eligible Option Holders.
(a)(9)*	Text of Slide Presentation to Eligible Option Holders.
(a)(10)**	Form of Confirmation Letter to Tendering Option Holders.
(a)(11)***	Form of Presentation Q & As for Eligible Option Holders.
(a)(12)	CIENA Corporation Annual Report on Form 10-K for its fiscal year ended October 31, 2001, filed with the Securities and Exchange Commission December 13, 2001, as amended on May 15, 2002, and incorporated herein by reference.

(a)(13)	CIENA Corporation Quarterly Report on Form 10-Q for its fiscal quarter ended January 31, 2002, filed with the Securities and Exchange Commission February 21, 2002, as amended on May 15, 2002, and incorporated herein by reference.

(b)	Not applicable.
(d)(1)	The Company’s Third Amended and Restated 1994 Stock Option Plan. Filed as Exhibit 10.2 to the Company’s Annual Report on Form 10-K for its fiscal year ended October 31, 2001 and incorporated herein by reference.

(d)(2)	The Company’s 1999 Non-Officer Stock Option Plan, as amended, and Form of Stock Option Agreement. Filed as Exhibits 10.22 and 10.25 to the Company’s Annual Report on Form 10-K for its fiscal year ended October 31, 2001 and incorporated herein by reference.

(d)(3)	The Cyras Systems, Inc. 1998 Stock Plan, as amended, and Form of Stock Option Agreement. Filed as Exhibit 10.24 to the Company’s Annual Report on Form 10-K for its fiscal year ended October 31, 2001 and incorporated herein by reference.

(g)	Not applicable.
(h)	Not applicable.

*        Previously filed on Schedule TO-I on April 17, 2002.

**      Previously filed on Schedule TO-I/A on April 19, 2002.

***      Previously filed on Schedule TO-I/A on May 2, 2002.

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 3 to Schedule TO is true, complete and correct.

Date: May 22, 2002	CIENA CORPORATION

/s/ Russell B. Stevenson, Jr.

_____________________________________
Russell B. Stevenson, Jr. Senior Vice President, General Counsel and Secretary

INDEX TO EXHIBITS

Exhibit
Number	Description

(a)(1)**	Offer to Exchange, dated April 17, 2002
(a)(2)**	Form of Letter of Transmittal
(a)(3)**	Form of Announcement to Employees

(a)(4)**	Form of Initial Letter to Eligible Option Holders
(a)(5)**	Form of Summary of Outstanding Options Letter
(a)(6)*	Form of Confirmation Letter to Eligible Option Holders
(a)(7)*	Form of Reminder Letter to Eligible Option Holders
(a)(8)**	Form of FAQ’s for Eligible Option Holders
(a)(9)*	Text of Slide Presentation to Eligible Option Holders
(a)(10)**	Form of Confirmation Letter to Tendering Option Holders
(a)(11)***	Form of Presentation Q & As to Eligible Option Holders
(a)(12)	CIENA Corporation Annual Report on Form 10-K for its fiscal year ended October 31, 2001, filed with the Securities and Exchange Commission December 13, 2001, as amended on May 15, 2002, and incorporated herein by reference.

(a)(13)	CIENA Corporation Quarterly Report on Form 10-Q for its fiscal quarter ended January 31, 2002, filed with the Securities and Exchange Commission February 21, 2002, as amended on May 15, 2002, and incorporated herein by reference.

(d)(1)	The Company’s Third Amended and Restated 1994 Stock Option Plan. Filed as Exhibit 10.2 to the Company’s Annual Report on Form 10-K for its fiscal year ended October 31, 2001 and incorporated herein by reference.

(d)(2)	The Company’s 1999 Non-Officer Stock Option Plan, as amended, and Form of Stock Option Agreement. Filed as Exhibits 10.22 and 10.25 to the Company’s Annual Report on Form 10-K for its fiscal year ended October 31, 2001 and incorporated herein by reference.

(d)(3)	The Cyras Systems, Inc. 1998 Stock Plan, as amended, and Form of Stock Option Agreement. Filed as Exhibit 10.24 to the Company’s Annual Report on Form 10-K for its fiscal year ended October 31, 2001 and incorporated herein by reference.

*	Previously filed as Schedule TO-I on April 17, 2002.

**	Previously filed as Schedule TO-I/A on April 19, 2002.

***	Previously filed as Schedule TO-I/A on May 2, 2002.